Pareteum Corporation

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

April 25, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pareteum Corp.

Post-Effective Amendment No. 1 to Registration Statement on Form S-8

Filed on April 13, 2018 (File No. 333-218715)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pareteum Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-218715) together with all exhibits and amendments thereto, which was filed on April 13, 2018 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because it was incorrectly “tagged” in the EDGAR system. The Company intends to immediately refile the Registration Statement with the correct tagging. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at ted.odonnell@pareteum.com with a copy to Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP, via email at dmocasio@srfkllp.com.

In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions, please contact Darrin M. Ocasio at (212) 930-9700.

PARETEUM CORP.

By:	/s/ Edward O’Donnell
Name: Edward O’Donnell
Title: Chief Financial Officer

cc:	Darrin M. Ocasio

Sichenzia Ross Ference Kesner LLP